SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Braemar Hotels & Resorts Inc.

CIK: 1574085

NAME OF PERSON RELYING ON EXEMPTION: Brancous LP1

ADDRESS OF PERSON RELYING ON EXEMPTION: 56A Mill St E #290, Acton, Ontario L7J 1H3, Canada

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

• Letter to Shareholders dated December 20, 2024

Brancous LP1

September 26, 2024

Fellow Shareholders,

The results of the December 17th Annual General Meeting are undeniable: a majority of shareholders voted against Monty Bennett, Stefani Carter, and Matthew Rinaldi. Despite this clear message, the board has chosen to reject their resignations, blatantly disregarding the will of shareholders. This decision undermines shareholder democracy and raises serious concerns about whose interests this board truly serves.

The voting results were decisive:

•Monty Bennett: 33.7 million votes against.

•Stefani Carter: 34.1 million votes against.

•Matthew Rinaldi: 30.8 million votes against.

Yet, instead of respecting this mandate, the board has doubled down on its allegiance to the current leadership and Ashford Inc., whose management agreement has drained shareholder value. Since the 2018 amendment to this agreement, BHR’s stock has declined by over 70%, while Ashford continues to collect escalating fees.

The pattern is clear: shareholder voices are ignored, and actions are taken to benefit insiders at the expense of long-term value creation.

Our Next Steps:

1.Demanding Accountability: The board must respect shareholder votes and reconsider its decision to reject these resignations.

2.Proxy Battle: If the board continues to disregard shareholders, we are prepared to initiate a proxy battle at next year’s AGM.

3.Ending the Management Agreement: We will push for a vote to terminate the Ashford management agreement, which has been a major obstacle to unlocking shareholder value.

The board’s failure to act in the best interest of shareholders cannot continue. This AGM marked a turning point, and we will not relent until meaningful changes are made.

Sincerely,

Alejandro Malbran
Managing Partner
Brancous LP1